Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three months ended January 31, 2017 and 2016

 (Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Deferred Development Costs

7.	Patents

8.	Share Capital, Stock Options and Loss per Share

9.	Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments

14.	Contingencies

15.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	January 31,	October 31,
	2017	2016
Assets
Current assets:
Cash	$79,742	$288,128
Deposits and other receivables (Note 5)	42,051	33,327
	121,793	321,455

Property and equipment, net	13,732	10,988
Patents, net (Note 7)	389,412	403,600
	$524,937	$736,043

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$705,419	$917,179
Bridge loans (Note 9)	3,999,631	3,637,008
Derivative liability (Note 9)	1,815,272	83,998
	$6,520,322	$4,638,185
Shareholders' Equity
Share capital: (Note 8)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 204,698,569 common shares (2016: 204,388,569) (Note 8)	$75,917,630	$75,855,139
Equity component of bridge loans (Note 9)	23,075	23,075
Contributed surplus	27,194,688	26,918,470
Deficit	(109,130,778)	(106,698,826)
	(5,995,385)	(3,902,142)

	$524,937	$736,043

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three months ended January 31,

	2017	2016

Costs and expenses:
Administration (Note 11)	74,489	86,712
Professional, other fees and salaries (Note 11)	411,208	370,162
Stock - based compensation (Note 8)	442,206	-
Development costs (Note 6)	91,458	997
Travel and entertainment	29,098	45,039
Amortization of property and equipment	1,064	1,169
Amortization of of patents (Note 7)	29,405	-
Foreign exchange (gain) loss	5,503	(6,201)
Loss from operations	1,084,431	497,878

Other income and expense
Interest expense	159,641	109,567
Accretion expense (Note 9)	140,912	4,242
(Gain) loss on revaluation of derivative liability (Note 9)	1,046,968	-

Net loss before income taxes	(2,431,952)	(611,687)

Income taxes (Note 10)	-	-

Net loss and comprehensive loss	$(2,431,952)	$(611,687)

Loss per share - basic and diluted (Note 8)	$(0.01)	$(0.00)

Weighted average number of shares (Note 8)	204,551,866	197,182,412

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three months ended January 31,

	2017	2016

Cash flows from operating activities:
Net loss	$(2,431,952)	$(611,687)
Adjustments to reconcile loss for	-	-
the period to net cash used in operating activities:	-	-
Amortization of patents and intangible assets	29,405	-
Amortization of property and equipment	1,064	1,169
Accretion expense	140,912	4,242
Stock based compensation	442,206	(85,500)
Loss on revaluation of dervatives	1,046,968	-
Increase (Decrease) in deposits and other receivables	(8,724)	(145,416)
(Decrease) Increase in accounts payable and accrued liabilities	(211,760)	129,779
Net cash used in operating activities	(991,881)	(707,413)

Cash flows from investing activities:
Purchase of property and equipment	(3,807)	-
Patents	(15,216)	(81,694)
Deferred development costs	-	(709,019)
Recovery of deferred development costs	-	443,901
Net cash used in investing activities	(19,023)	(346,812)

Cash flows from financing activities:
Issue of common shares	56,513	55,000
Bridge loans advances	663,769	908,030
Bridge loan repayments	(77,405)	(22,000)
Bridge loan interest accrued	159,641	117,689
Net cash provided by financing activities	802,518	1,058,719

Increase (decrease) in cash	(208,386)	4,494

Cash, beginning of period	288,128	158,568

Cash, end of period	$79,742	$163,062

Supplemental cash flow information:
Interest paid (classified in operating activities)	$77,405	22,000
Shares issued on settlement of accounts payable	5,978	-
Shares issued on settlement of legal claim	-	-
Shares issued on conversion of bridge of bridge loan	-	-

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

				Equity
	Number of	Share capital	Contributed	component	Deficit	Total
	Shares		Surplus	0f Bridge loan

Balance as at November 1, 2015	197,176,368	$74,083,975	$27,213,204	$-	$(99,893,291)	$1,403,888

Private placement of units for cash	366,668	110,000				110,000
Options exercised	3,756,366	751,273				751,273
Fair value of options exercised	-	443,252	(443,252)	-	-	-
Common shares issued against payable	1,517,143	295,312				295,312
Common shares issued against settlement of debt	312,500	62,500				62,500
Common shares issued for conversion of bridge loan	509,524	108,827		(1,827)		107,000
Equity component of bridge loans				173,420		173,420
Expiration of bridge loan equity conversion option			148,518	(148,518)
Treasury shares to be cancelled	750,000
Net loss and comprehensive loss	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	75,855,139	26,918,470	23,075	(106,698,826)	(3,902,142)

Private placement of units for cash	283,333	56,513				56,513
Common shares issued against trade payable	26,667	5,978				5,978
Stock based compensation	-	-	442,206	-	-	442,206
Fair value of derivatives	-	-	(165,988)	-	-	(165,988)
Net loss and comprehensive loss	-	-	-	-	(2,431,952)	(2,431,952)
Balance at January 31, 2017	204,698,569	75,917,630	27,194,688	23,075	(109,130,778)	(5,995,385)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 31, 2017.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2017, the Company reported a net loss and comprehensive loss of $2,431,952 (2016 - $611,687) and negative cash flow from operations of $606,253 (2016 - $606,276) measured as net loss reported with non cash expenses added back. The Company’s working capital deficiency as at January 31, 2017 is $4,583,257 excluding consideration of the non-cash derivative liability as reported (as at October 31, 2016 – $4,232,732).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as reported in the audited consolidated financial statements for the year ended October 31, 2016 and unchanged at January 31, 2017. These include estimates and assumptions utilized in determining fair values as required under IFRS, estimates related to the recovery of deferred development costs, capitalization criteria for patents, impairment of long-lived assets, deferred income taxes, functional currency and the assessment of material uncertainties.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

a)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2016 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2017.

b)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2017 from those disclosed at October 31, 2016.

c)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2017 from those disclosed at October 31, 2016.

d)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2017, the financial risks have not significantly changed since October 31, 2016. The Company continues to closely monitor its working capital position.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2016 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at January 31, 2017. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and other receivables consists of:

	January 31,	October 31,
	2017	2016

Advances to employee	6,451	7,586
Prepaid insurance and other	35,600	24,741
	$42,051	$32,327

As at January 31, 2017, advances to employee consisted of an advance of $6,451 (October 31, 2016: $7,586). This advance is non-interest-bearing, unsecured and due on demand.

6.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	January 31,	October 31,
	2017	2016

Opening balance	$-	$3,070,299
Additional project costs incurred	291,458	1,186,720
Recovery of development costs	(200,000)	(643,901)
Writedown of project costs	(91,458)	(3,613,118)
Closing balance	$-	$-

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $3,613,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil given the uncertainty of realization of these costs. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. Development costs incurred since August 1, 2016 are charged to expense in the period incurred. In the 3 months ended January 31, 2017 the Company incurred $291,458 of development costs and recovered $200,000 from its development partners to report net development expenses of $91,458 in the statement of consolidated loss.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

7.	PATENTS

Patents

Cost

At November 1, 2015	$428,308
Additions	192,873
Year ended October 31, 2016	$621,181

At November 1, 2016	$621,181
Additions	15,216
Three months ended January 31, 2017	$636,397

Amortization

At November 1, 2015	$119,066
Amortization for the year	98,515
Year ended October 31, 2016	$217,581

At November 1, 2015	$217,581
Amortization for the period	29,405
Three months ended January 31, 2017	$246,985

Net book value at October 31, 2016	$403,600
Net book value at January 31, 2017	$389,412

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

	i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

	ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2015	197,176,368	$74,083,975

Private placement of shares for cash	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised	-	443,252
Shares issued on settlement of accounts payable	1,517,143	295,312
Shares issued on settlement of legal claim	312,500	62,500
Shares issued on settlement of bridge loan	509,524	107,000
Equity component of bridge loan		1,827
treasury shares to be cancelled	750,000	-
Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	283,333	56,513
Shares issued on settlement of accounts payable	26,667	5,978

Balance at January 31, 2017	204,698,569	$75,917,630

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through January 31, 2017 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45
Granted	2,890	0.22
Outstanding, January 31, 2017	7,285	0.36

The weighted average share price on the dates of exercise was $0.27 (2015 - $0.48) .

During the year ended October 31, 2016 the Company issued a total of nil stock options. During the three months ended January 31, 2017 the Company issued a total of 2,890,000 stock options. All options vest immediately upon issuance.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

The Company has the following stock options outstanding at January 31, 2017:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 10, 2012	690,000	0.35	0.2	April 10, 2017
January 22, 2013	440,000	0.30 CDN	1.0	January 22, 2018
September 16, 2013	520,000	0.27 CDN	1.6	September 16, 2018
February 10, 2014	350,000	0.85	2.0	February 10, 2019
April 25, 2014	230,000	0.64	2.2	April 25, 2019
June 4, 2015	975,000	0.49	3.3	June 4, 2020
August 20, 2015	940,000	0.46	3.6	August 20, 2020
September 30, 2015	250,000	0.40	3.7	September 30, 2020
November 7, 2016	2,890,000	0.22	4.9	November 7, 2021
	7,285,000

All outstanding options at January 31, 2017 are exercisable. In period ended January 31, 2017, the Company recorded a total expense of $442,206 (2016 - $nil) with respect to the issuance of options issued during the three months then ended, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

2017
Share price	$0.22
Volatility factor (based on historical v	102%
Risk free interest rate	0.72%
Expected life	5 years
Dividend yield	0%
Forfeiture rate	0%

b)	Loss Per Share

The calculation of basic and diluted loss per share for the three months ended January 31, 2017 was based on the loss attributable to common shareholders of $2,431,952 (2016 - $611,687) divided by the weighted average number of common shares outstanding of 204,551,866 (2016 – 197,182,412).

Diluted loss per share does not include the effect of 7,285,000 stock options outstanding as they are anti-dilutive.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

9.	BRIDGE LOANS

2016 Bridge Loans:

(1)	The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31,2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	853,496	2,783,512	3,637,008
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	83,998	83,998

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,377	514,561
Interest expense	193,254	368,354	561,608
(Gain)/loss on extinguishment of debt	-	8,223	8,223
Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

(a)

It secured an additional 7 bridge loans denominated in $USD. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

(b)

It secured an additional 6 bridge loans denominated in $CDN. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

2017 Bridge Loans:

(1)	The bridge loans outstanding at January 31, 2017 and for the 3 months then ended are summarized as below:

	Three months ended January 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	859,937	3,139,694	3,999,631
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	1,815,272	1,815,272

	Three months ended January 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	11,355	129,557	140,912
Interest expense	50,197	109,444	159,641
(Gain) loss on foreign exchange	-	4,961	4,961
Gain (loss) on revaluation of derivatives	-	1,046,968	1,046,968

In the quarter ending January 31, 2017, the Company secured an additional 10 bridge loans denominated in $CDN totaling $868,000 CDN ($651,685 USD). The interest rate on 9 of these loans is 1% per month in each case and the conversion price to common shares is stipulated as $0.30 CDN. The 10th bridge loan bears interest at 2% per month and is not convertible.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

10.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $23.9 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of January 31, 2017 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,791,571	5,254	1,796,825
2027	1,506,571	3,459	1,510,030
2028	7,812	55,519	63,331
2029	1,544,035	463,610	2,007,645
2030	2,083,306	1,886,778	3,970,084
2031	1,255,127	48,808	1,303,935
2032	1,391,007	333,962	1,724,969
2033	1,686,037	160,550	1,846,587
2034	2,439,124	682,878	3,122,002
2035	2,827,284	573,235	3,400,519
2036	2,574,031	580,898	3,154,929
	$19,105,905	$4,826,390	$23,932,295

(b)

In addition the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

11.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2017	2016

General and administrative	$12,536	$28,176
Rent and occupancy cost	18,054	17,432
Office insurance	12,260	15,219
Telephone	3,331	3,932
Investor relations, listing and filling fees	28,308	21,953
	$74,489	$86,712

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2017	2016

Professional fees	$30,099	$70,483
Consulting fees	241,821	207,796
Salaries and benefits	139,288	91,883
	$411,208	$370,162

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman’s term expired on April 26, 2016; his compensation for services rendered was extended until October 31, 2016 and was then terminated. He received cash compensation on a month to month basis totaling $113,266 ($CDN 150,000) in 2016.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	Q1	Q1
	2017	2016
Cash compensation	$263,185	$220,190
Less portion capitalized to deferred development costs	-	(4,869)
	263,185	215,321

Stock based compensation	315,968	-

	$579,153	$215,321

In three months ended January 31, 2017, these parties were awarded a total of 2,065,000 options at an exercise price of $0.22 USD (2016: nil) per share.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

(c)	Advances:

In 2016, the CEO was provided short term non-interest bearing advances of $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

(d)	Bridge loan:

The CEO provided a bridge loan of $100,000 CDN on September 2, 2016.

13.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5 total of $1,124,183.

14.	CONTINGENCIES

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2017 and 2016

15.	SUBSEQUENT EVENTS

The Company secured the following additional financing between February 1, 2017 and March 30, 2017:

(a)	It completed a $50,000 private placement and issued 200,000 common shares.

(b)	It completed four $CDN private placements and raised a total of $160,000 CDN ($120,244 USD) and issued 480,976 common shares.

(c)

It secured 2 additional bridge loans totaling $380,000 CDN ($281,480 USD), in each case with a term of 12 months with interest payable at a rate of 1%; the bridge loans are convertible to common shares at $0.30 CDN per share.

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